United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 333-115602	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Rio Holdings, Inc.
Full Name of Registrant
Grande Communication Holdings, Inc.
Former Name if Applicable
600 Congress Avenue, Suite 200
Address of Principal Executive Office (Street and Number)
Austin, Texas 78701
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2009, by Rio Holdings, Inc., a Nevada corporation (f/k/a Grande Communication Holdings, Inc., a Delaware corporation)(the "Company," "us" or "we"), on September 14, 2009, the Company closed the transactions contemplated by that certain recapitalization agreement, dated August 27, 2009, by and among the Company, Grande Communications Networks, Inc., a Delaware corporation, predecessor-in-interest to Grande Communications Networks LLC, a Delaware limited liability and our formerly wholly-owned subsidiary ("Grande Operating"), ABRY Partners VI, L.P., a Delaware limited partnership ("ABRY"), Grande Investment L.P., a Delaware limited partnership and wholly-owned subsidiary of ABRY ("Ultimate Parent"), Grande Parent LLC, a Delaware limited liability company and wholly-owned subsidiary of Ultimate Parent, ABRY Partners, LLC, a Delaware limited liability company and Rio GP, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Rio GP"), which resulted in the contribution by the Company of all of its interest in Grande Operating to affiliates of ABRY in return for, among other things, a general partner interest of Ultimate Parent (the "Contribution Transaction"). As a result of the closing of the Contribution Transaction, the Company does not have any operations or material assets other than the ownership of its general partner interest of Ultimate Parent, through its wholly-owned subsidiary Rio GP.

The Company's limited financial and human resources following the Contribution Transaction has resulted in a delay of its preparation and review of its Quarterly Report on Form 10-Q. This delay could not be avoided without unreasonable effort or expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Michael L. Wilfley	(512)	917-1742
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company expects that there will be significant changes in the results of operations (in particular, operating income, operating loss and net income (loss)) from the corresponding period for the last fiscal year as a result of the impact of the closing of Contribution Transaction discussed above. As of the date of this Form 12b-25, the Company has not completed its financial reporting process for the fiscal quarter ended September 30, 2009, so it is not yet able to quantify the specific differences between the comparable periods.

Rio Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-16-2009	By /s/	Michael L. Wilfley	Title:	Chief Executive Officer, President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).